Via EDGAR Submission

June 6, 2025

Office of Real Estate & Construction
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

William Demarest
Jennifer Monick
Pearlyne Paulemon
Mary Beth Breslin

Re:	Vendome Acquisition Corp I
Registration Statement on Form S-1
Filed April 15, 2025
File No. 333-286534

Dear William Demarest, Jennifer Monick, Pearlyne Paulemon, and Mary Beth Breslin:

On behalf of Vendome Acquisition Corp I, a Cayman Islands exempted company (“we” or the “Registrant”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Registrant’s responses to the comments contained in the Staff’s letter dated May 12, 2025, regarding the Registrant’s Registration Statement on Form S-1 filed with the Commission on April 15, 2025 (the “Registration Statement”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold and have followed such comment with the Registrant’s response. Concurrently with the transmission of this letter, we are filing the Registrant’s Amendment No. 1 to the Registration Statement on Form S-1 with the Commission through EDGAR (the “Amended Registration Statement”), which reflects the Registrant’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.

Registration Statement on Form S-1 filed April 15, 2025

Our Sponsor, page 3

1.
In the table of compensation and securities issued or to be issued, please include the 105,000 founder shares your sponsor will transfer to your independent director nominees and certain members of your management team for their services, in each case for no cash consideration, including 25,000 shares to each of your independent directors and 30,000 shares to Amy Wang. Please also include this disclosure on the cover page and disclose the anti-dilution adjustment of the founder shares in the table in the Summary, as required by Items 1602(a)(3) and 1602(b)(6) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement on the cover page and on pages 5 and 107 in response to the Staff’s comment. The Company further advises the Staff that Amy Wang will no longer be serving as an officer of the Company and therefore will not be receiving any founder shares.

2.
We note that the managing member of your sponsor is Vendome Acquisition Holding I LLC, of which your founders are the sole members and your founders control the management of the sponsor, including the exercise of voting and investment discretion over the securities of your company held by your sponsor. Please revise to disclose all persons or affiliated groups who have direct or indirect material interests in the sponsor, as well as the nature and amount of their interests. See Item 1603(a)(7) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement on pages 3 and 105 in response to the Staff’s comment.

Risk Factors, page 46

3.
With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement on page 53 in response to the Staff’s comment. We supplementally advise the Staff that although our sponsor is a Cayman Islands limited liability company, it is wholly owned and controlled by our Chief Executive Officer and Chief Financial Officer, Scott LaPorta, our Executive Chairman, Paul Kessler, and our President, Diana Derycz- Kessler, each of whom is a U.S. citizen.  Further, the Sponsor does not have any substantial ties to a non-U.S. person and no member of the Sponsor is a non-U.S. person.

Dilution, page 95

4.
We note that the tables on pages 95 – 96 do not reflect a redemption restriction with respect to your public shares. However, disclosure throughout your filing states that your amended and restated memorandum and articles of association provides that under no circumstances will you redeem your public shares in an amount that would cause your net tangible assets, after payment of the deferred underwriting commissions to be less than $5,000,001. Please reconcile your disclosures for us or revise accordingly. Please refer to Item 1602 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the net tangible assets requirement of not less than $5,000,001 has been removed from the filing. As such, we believe this comment is no longer applicable.

5.
Please expand your narrative disclosure to describe each material potential source of future dilution. Your revisions should address, but not be limited to, shares that may be issued in connection with the exercise of the public warrants and the private placement warrants. Reference is made to Item 1602(c) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement on page 95 in response to the Staff’s comment.

6.
We note that your calculations assume that you will not issue any ordinary shares as part of the combination consideration, and that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing in connection with an initial business combination. Please expand your disclosure to highlight that you may need to do so as your disclosure on page 3 indicates you intend to target businesses with enterprise values of $500 million, which is greater than you could acquire with the net proceeds of this offering and the sale of the private placement warrant as stated on page 100 of your prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement on page 95 in response to the Staff’s comment.

Principal Shareholders, page 150

7.	Please revise the table to include the shares to be transferred to independent directors and members of your management team as described on page 153, or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement on page 152 in response to the Staff’s comment.

8.
Please tell us how you determined that your disclosure is compliant with the segment disclosures for single reportable segment entities under ASC 280-10-50-20 and ASU 2023-07, or revise your footnotes to include the applicable disclosures.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement in Note 2 – Summary of Significant Accounting Policies and Note 9 – Segment Information on pages F-10 and F-16 in response to the Staff’s comment.

* * * *

If you have any questions regarding this submission, please contact Gil Savir at 770-878-2696

Thank you for your time and attention.

Sincerely,

/s/ Gil Savir
Gil Savir
of PAUL HASTINGS LLP